                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                      ANNUAL REPORT UNDER SECTION 15 (d) OF
                     THE SECURITIES AND EXCHANGE ACT OF 1934



For the year ended December 31, 2001            Commission file number 000-21109



                  CUNO INCORPORATED SAVINGS AND RETIREMENT PLAN
--------------------------------------------------------------------------------
                            (Full title of the plan)



                                CUNO INCORPORATED
                              400 RESEARCH PARKWAY
                           MERIDEN, CONNECTICUT 06450
--------------------------------------------------------------------------------
        (Name and issuer of the securities held pursuant to the plan and the address of its principal executive office)

                  CUNO INCORPORATED SAVINGS AND RETIREMENT PLAN
                          AUDITED FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES

                                                                                                          Page
                                                                                                          ----
Report of Independent Auditors

Statements of Assets Available for Plan Benefits                                                          1

Statements of Changes in Assets Available for Plan Benefits                                               2

Notes to Financial Statements                                                                             3-6

Supplemental Schedule

         Schedule H, Line 4(i) -- Schedule of Assets Held for Investment Purposes at Year End             7

Exhibit 23 -- Consent of Independent Auditors                                                             8

                         REPORT OF INDEPENDENT AUDITORS

Administrative Committee
CUNO Incorporated Savings and Retirement Plan

We have audited the accompanying statements of assets available for plan benefits of the CUNO Incorporated Savings and Retirement Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan at December 31, 2001 and 2000, and the changes in its assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at year end as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                  /s/ Ernst & Young LLP

Hartford, Connecticut
June 17, 2002

CUNO INCORPORATED SAVINGS AND RETIREMENT PLAN
STATEMENT OF ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2001 AND 2000

                                                           DECEMBER 31,
                                                     2001                2000
                                                  -----------        -----------
Investments:
    Mutual funds                                  $19,887,033        $20,344,094
    CUNO Incorporated common stock                  5,366,425          4,548,618
    Participant loans receivable                      975,371            970,517
                                                  -----------        -----------
                                                   26,228,829         25,863,229
Contributions receivable:
    Employer                                          716,608            631,920
    Participants                                       53,873             40,276
                                                  -----------        -----------
                                                      770,481            672,196
                                                  -----------        -----------
        Assets available for plan benefits        $26,999,310        $26,535,425
                                                  ===========        ===========

 See accompanying notes.

CUNO INCORPORATED SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2001 AND 2000

                                                                                DECEMBER 31,
                                                                        2001                     2000
                                                                    ------------             ------------
Additions to net assets attributed to:
         Interest income                                            $     85,948             $     81,434
         Dividend income                                                 328,444                1,068,152
                                                                    ------------             ------------
                                                                         414,392                1,149,586
         Contributions:
              Participants                                             2,225,291                1,963,458
              Employer                                                   716,608                  631,920
              Transfer of assets from merged plan                        900,875
                                                                    ------------             ------------
                                                                       3,842,774                2,595,378
                                                                    ------------             ------------
         Total Additions                                               4,257,166                3,744,964

Benefits paid to participants                                         (1,742,590)              (1,570,498)
Net realized and unrealized depreciation
       in fair value of investments                                   (2,050,691)              (1,225,820)
                                                                    ------------             ------------
 Net increase in assets available for plan benefits                      463,885                  948,646

 Assets available for plan benefits at beginning of year              26,535,425               25,586,779
                                                                    ------------             ------------
 Assets available for plan benefits at end of year                  $ 26,999,310             $ 26,535,425
                                                                    ============             ============

See accompanying notes.

                                CUNO Incorporated
                           Savings and Retirement Plan

                          Notes to Financial Statements

                                December 31, 2001

NOTE 1 -- DESCRIPTION OF PLAN

The CUNO Incorporated Savings and Retirement Plan (the "Plan") consists of a pre-tax saving program, a post-tax savings program, and an employer matching program. The Plan was adopted as of September 10, 1996. All employees of CUNO Incorporated (the "Company" or "Plan Sponsor" or "Employer") that have one month of service following their initial date of employment are eligible to participate in the Plan. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Under the pre-tax program, participants may elect to contribute up to 15 percent of their compensation, on a tax-deferred basis, to the Plan. Under the post-tax program, participants may elect to contribute up to an additional seven percent of their compensation. These contributions are made with after-tax dollars and do not receive Company matching contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company makes an annual discretionary matching contribution, in the form of Company common stock, that represents a percentage of the participants' pre-tax contributions. The matching percentage is applied to each participant's pre-tax contributions not exceeding 6 percent of eligible compensation.

All investment account dollars that result from employee contributions and related Plan earnings are immediately vested. Company matching contributions plus actual earnings thereon vest based on years of continuous service. A participant is 100 percent vested after five years of credited service.

Participants also become fully vested in Company matching contributions upon attainment of their normal retirement date, or upon their death or disability. If the participant's employment with the Company terminates for other reasons, and the participant elects to receive distribution of his or her account, the vested portion of his or her account is distributed to the participant and the non-vested portion of the participant's account is used to reduce the Company matching contribution. There were no non-vested assets attributed to terminated employees at December 31, 2001 or 2000.

Fully-vested amounts allocated to accounts of persons who have elected to withdraw from the Plan amounted to $3,889,258 and $2,005,809 at December 31, 2001 and 2000, respectively.

                                CUNO Incorporated
                           Savings and Retirement Plan

                    Notes to Financial Statements (continued)

NOTE 1 -- DESCRIPTION OF PLAN (CONTINUED)

The Plan provides for separate investment options in one or more funds as directed by the participants. These options include the Merrill Lynch Retirement Preservation Trust, Dreyfus Premier Balanced Fund, Merrill Lynch Fundamental Growth Fund, Merrill Lynch S&P 500 Index Fund, Van Kampan American Value Fund, Oppenheimer International Growth Fund, Alliance Technology Fund, JP Morgan US Equity Fund, Merrill Lynch US Government Mortgage Fund, Lord Abbett Developing Growth Fund, and the CUNO Stock Fund. The participants may change their investment alternatives semi-annually.

The Plan is administered by the Administrative Committee (the "Committee") appointed by the Company's Board of Directors. Merrill Lynch Trust Company is the Plan's trustee. The Company has the sole right to appoint the trustee, and to terminate the Plan, subject to the provisions of ERISA. The Company pays all significant administrative expenses.

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan terms range from 1-5 years, except for the purchase of a primary residence, which term may be a reasonable period of time that may exceed five years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest is paid ratably through monthly payroll deductions.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

The foregoing description of the Plan provides only general information. Additional information about the plan agreement, forfeitures, and distributions from the Plan may be obtained from the Plan Document.

                                CUNO Incorporated
                           Savings and Retirement Plan

                    Notes to Financial Statements (continued)

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

VALUATION OF INVESTMENTS

Investments in common stock of CUNO Incorporated are carried at the closing market price on the last business day of the year. Participant loans receivable are stated at realizable value which approximates fair value.

Investments in mutual funds are carried at the fair value of their underlying net assets as determined by their respective fund managers, based primarily on market data.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 NOTE 3 - INVESTMENTS

The following presents investments which represent 5% or more of the Plan's net assets:

                                                                               DECEMBER 31,
                                                                        2001                  2000
                                                                     ----------            ----------
Merrill Lynch Fundamental Growth Fund, 345,751 and
     333,943 shares                                                  $6,175,106            $7,420,220
Dreyfus Premier Balanced Fund, 280,425 and 257,294 shares             3,645,524             3,753,923
Merrill Lynch Retirement Preservation Trust,
     3,373,530 and 2,909,205 shares                                   3,373,530             2,909,205
Merrill Lynch S&P 500 Index Fund, 219,897
     and 196,762 shares                                               3,096,151             3,183,613
Merrill Lynch US Government Mortgage Fund
     144,822 and 89,562 shares                                        1,436,632               871,437
CUNO Common Stock, 175,948 and 169,649 shares                         5,366,425             4,548,618

                                CUNO Incorporated
                           Savings and Retirement Plan

                    Notes to Financial Statements (continued)

NOTE 4 -- INCOME TAX STATUS

The Plan has received an opinion letter from the Internal Revenue Service stating that the written form of the underlying prototype plan document is qualified under Section 401(a) of the Internal Revenue Code (the "Code"), and that any employer adopting this form of the Plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

NOTE 5 -- TRANSACTIONS WITH PARTIES-IN-INTEREST

The statements of changes in assets available for plan benefits reflect non-cash matching contributions from the Company consisting of shares of the Company's common stock. Such shares are recorded based on their fair market value.

NOTE 6 - TRANSFER OF ASSETS FROM MERGED PLAN

In March 1998, CUNO acquired Chemical Engineering Corporation ("CEC"). In May 2001, CEC's 401(k) plan merged with the Plan as part of the consolidation of the two companies.

                  CUNO Incorporated Savings and Retirement Plan

              Schedule H, Line 4(i) -- Schedule of Assets Held for
                        Investment Purposes at Year End

                                December 31, 2001

                                                            DESCRIPTION OF INVESTMENT,
                                                         INCLUDING MATURITY DATE, RATE OF
                                                           INTEREST, COLLATERAL, PAR OR
IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY              MATURITY VALUE                COST                CURRENT VALUE
-----------------------------------------------------              --------------                ----                -------------
Merrill Lynch Retirement Preservation Trust                       3,373,530 shares           $ 3,373,530              $ 3,373,530
Dreyfus Premier Balanced Fund                                       280,425 shares             4,189,353                3,645,524
Merrill Lynch Fundamental Growth Fund                               345,751 shares             7,635,124                6,175,106
Van Kampen American Value Fund                                       32,619 shares               693,799                  614,210
Oppenheimer International Growth Fund                                51,331 shares               997,236                  772,535
Merrill Lynch S&P 500 Index Fund                                    219,897 shares             3,523,072                3,096,151
Alliance Technology Fund                                              9,686 shares             1,094,403                  651,068
Lord Abbett Developing Growth Fund                                    4,966 shares                82,378                   75,034
JP Morgan US Equity Fund                                              4,521 shares                53,980                   47,243
Merrill Lynch US Government Mortgage Fund                           144,822 shares             1,398,490                1,436,632
CUNO Incorporated common stock                                      175,948 shares             3,235,634                5,366,425
Participant Notes                                                 Loans receivable               975,371                  975,371
                                                                                                                      -----------
                                                                                                                      $26,228,829
                                                                                                                      ===========

All of the above parties are considered parties-in-interest.

The cost column is not applicable because all investment programs are fully participant directed.